United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Amyris, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03236M101
(CUSIP Number)

Hugh C. Welsh
Koninklijke DSM N.V.
Het Overloon 1
6411 TE Heerlen
The Netherlands
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 03236M101	13D	Page 1 of 2 Pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 17, 2017 (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Amyris, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

Credit Agreement

On September 17, 2019,  DSM Finance B.V. (“DSM Finance”), an affiliate of the Reporting Persons, entered into a Credit Agreement (the “Credit Agreement”), pursuant to which DSM Finance has agreed to make available to the Issuer a secured credit facility in an aggregate principal amount of $8.0 million, to be issued in separate installments of $3.0 million, $3.0 million and $2.0 million, respectively, with each installment being subject to certain closing conditions, including the payment of certain existing obligations of the Issuer to DSM Finance and the Reporting Persons. On September 17, 2019, the Issuer borrowed the first installment of $3.0 million under the Credit Agreement, all of which proceeds were used to pay certain existing obligations of the Issuer to DSM Finance and the Reporting Persons, and issued to DSM Finance a promissory note in the principal amount of $3.0 million. On September 19, 2019, the Issuer borrowed the second installment of $3.0 million under the Credit Agreement, all of which proceeds were used to pay certain existing obligations of the Issuer to DSM Finance and the Reporting Persons, and issued to DSM Finance a promissory note in the principal amount of $3.0 million. On September 23, 2019, the Issuer borrowed the final installment of $2.0 million under the Credit Agreement, $1.5 million of which proceeds were used to pay certain existing obligations of the Issuer to DSM Finance and the Reporting Persons, and issued to DSM Finance a promissory note in the principal amount of $2.0 million. The promissory notes issued under the Credit Agreement (i) mature on August 7, 2022, (ii) accrue interest at a rate of 12.5% per annum from and including the applicable date of issuance, which interest is payable quarterly in arrears on each January 1, April 1, July 1 and October 1, beginning January 1, 2020, and (iii) are secured by a first-priority lien on certain intellectual property of the Issuer licensed to affiliates of the Reporting Persons. The Issuer may at its option repay the amounts outstanding under the Credit Agreement before the maturity date, in whole or in part, at a price equal to 100% of the amount being repaid plus accrued and unpaid interest on such amount to the date of repayment. In addition, the Issuer is required to repay the amounts outstanding under the Credit Agreement (i) in an amount equal to the gross cash proceeds, if any, received by the Issuer upon the exercise by Reporting Persons of certain of the common stock purchase warrants held by the Reporting Person and (ii) in full upon the request of DSM Finance at any time following the receipt by the Issuer of at least $50.0 million of gross cash proceeds from one or more sales of equity securities of the Issuer on or prior to June 30, 2020. The Credit Agreement and the promissory notes contain customary terms, provisions, representations and warranties, including certain events of default after which the promissory notes may be due and payable immediately.

CUSIP No. 03236M101	13D	Page 2 of 2 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 24, 2019

DSM International B.V.

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America

KONINKLIJKE DSM N.V.

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America